Exhibit 23.2

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-112730 of Polo Ralph Lauren Corporation on Form S-3 of our report dated May 20, 2003 (except as to Note 20 which is June 3, 2003), which contains an unqualified opinion and includes explanatory paragraphs relating to a change in its method of accounting for goodwill and other intangible assets and the elimination of the reporting lag for certain of its subsidiaries, appearing in the Annual Report on Form 10-K of Polo Ralph Lauren Corporation for the year ended March 29, 2003 and to the reference to us under the heading “Experts” in the prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, NY
February 19, 2004